Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 December 15, 2015

To the Shareholders of

CNL Growth Properties, Inc.

RE:EVEREST OFFER PRICE INCREASED TO $5.70 PER SHARE

Dear Shareholder:

 Everest REIT Investors I, LLC is now offering to purchase 1,130,000 common shares (the "Shares"), in CNL Growth Properties, Inc. (the "Corporation"), for cash in the increased amount of $5.70 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated December 2, 2015, and the related Transfer Agreement (together, the “Offer”).  The Offer was mailed to you previously. Investors should consider the following:

•Our offer is $0.45 per Share (8.6%) higher than the offer by CMG to purchase Shares.

•The most recent reported sales of the Shares were at a weighted average of $5.85 per Share. Our offer exceeds that price after accounting for the $1-$1.70 per Share capital distribution recently declared by the Corporation which you will keep, assuming it is paid before the Offer expires as the Corporation has announced, and our offer avoids the payment of commissions, which often exceed 5% of the sale price.

•The Corporation suspended its redemption program and has no expectation of reinstating it, and the Shares are not traded on any public market.

•The Corporation states that there is no specific date by which it must have a liquidity event, and there is no assurance of a liquidity event in the near term.

A revised Transfer Agreement is enclosed which you can use to tender your Shares, but if you have already sent the prior Transfer Agreement you WILL receive the increased price. Please complete and execute this Transfer Agreement in accordance with the Instructions provided with the previous Offer materials and return it in the envelope provided with the previous Offer materials. Please make sure we receive your executed Transfer Agreement prior to our Expiration Date if you have tendered to CMG and want to receive the higher price we are offering. We will withdraw your previous tender to CMG as permitted in the Transfer Agreement. You should read the entire Offer before tendering your Shares.

A complete copy of the Offer documents is available from the following website: Go to:  www.vroomspro.com/Login.aspx Login: CNL Growth; Password: Password1 (case sensitive), or is also available from the SEC’s EDGAR website at www.sec.gov. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. If you would like a complete copy of the Offer documents mailed or emailed to you at no charge, please contact Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to CNLGrowthOffer@everestworld.com.

The expiration of the Offer has been extended to 5:00 pm Pacific Time on January 6, 2016.

 Very truly yours,

 Everest REIT Investors I, LLC